UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-36867

Allergan plc

(Exact name of registrant as specified in its charter)

Clonshaugh Business and Technology Park

Coolock, Dublin, D17 E400, Ireland

+353 1 435 7700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, par value of $0.0001 per share

Guarantees of Allergan, Inc.’s 3.375% notes due 2020

Guarantees of Allergan Sales, LLC’s 4.875% notes due 2021

Guarantees of Allergan Sales, LLC’s 5.000% notes due 2021

Guarantees of Allergan Finance, LLC’s 3.250% notes due 2022

Guarantees of Allergan, Inc.’s 2.800% notes due 2023

Guarantees of Allergan Finance, LLC’s 4.625% notes due 2042

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Ordinary Shares, par value of $0.0001 per share: One (1) holder

Guarantees of Allergan, Inc.’s 3.375% notes due 2020: Zero (0) holders

Guarantees of Allergan Sales, LLC’s 4.875% notes due 2021: Zero (0) holders

Guarantees of Allergan Sales, LLC’s 5.000% notes due 2021: Zero (0) holders

Guarantees of Allergan Finance, LLC’s 3.250% notes due 2022: Zero (0) holders

Guarantees of Allergan, Inc.’s 2.800% notes due 2023: Zero (0) holders

Guarantees of Allergan Finance, LLC’s 4.625% notes due 2042: Zero (0) holders

Pursuant to the requirements of the Securities Exchange Act of 1934, Allergan plc has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 21, 2020	Allergan plc

	By:	/s/ Robert A. Michael
	Name:	Robert A. Michael
	Title:	Director